UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-CR
CURRENT REPORT
MONEY MARKET FUND MATERIAL EVENTS

Part A: General Information

Item A.1	Report for:	04/12/16
Item A.2	CIK Number of registrant:	0000012601
Item A.3	EDGAR Series Identifier:	S000007665
Item A.4	Securities Act File Number:	002-35570
Item A.5	Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR:	Jennifer Block block.jennifer@principal.com 515-235-9154

Part B: Default or event of insolvency of portfolio security issuer

Not Applicable.

Part C:    Provision of financial support to fund

Item C.1	Description of nature of support:	Capital contribution.
Item C.2	Person providing support:	Principal Management Corporation
Item C.3	Brief description of relationship between the person providing support and the fund:	Principal Management Corporation is the investment advisor to the Money Market Account (the "Account").
Item C.4	Date support provided.	04/11/16
Item C.5	Amount of support.	$8,992.73
Item C.6	Security supported (if applicable).	Not Applicable.
Item C.7	Value of security supported on date support was initiated (if applicable).	Not Applicable.
Item C.8	Brief description of reason for support:
In conjunction with the liquidation of the Account, Principal Management Corporation made a capital contribution in the amount equal to the difference between the cash redemption processed by the transfer agent and the cash assets of the Account. The capital contribution was made to ensure a $1.00 share price for shareholders upon liquidation.

Item C.9	Term of support:	One time.
Item C.10	Brief description of any contractual restrictions relating to support:	None.

Part D:    Deviation between current net asset value per share and intended stable price per share
Not Applicable.
Part E:    Imposition of liquidity fee
Not Applicable.
Part F:    Suspension of fund redemptions
Not Applicable.
Part G:    Removal of liquidity fees and/or resumption of fund redemptions
Not Applicable.
Part H:    Optional disclosure
Not Applicable.
SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.
(Registrant)

April 12, 2016
(Date)
/s/ Jennifer A. Block
(Signature)

Jennifer A. Block, Assistant Counsel and Assistant Secretary
(Print name and title of signing officer)